Exhibit 6

Statement of Computation of Earnings per Share (in thousands)

Following is the data relating to the weighted average number of shares used in the computation of diluted earning (loss) per share:

	Year ended December 31,	Year ended December 31,
	2013	2012

Weighted average number of shares used in the computation of basic earnings (loss) per share	1,172	1,118

Weighted average number of shares used in the computation of diluted earnings(loss) per share	1,172	1,118

Options and warrants which were not included in the computation of diluted earnings (loss) per share due to anti-dilutive effect	331	255